EXHIBIT 12

HONEYWELL INTERNATIONAL INC.
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
Nine Months Ended
September 30, 2015
(Dollars in millions)

Determination of Earnings:
Income before taxes	$4,933
Add (Deduct):
Amortization of capitalized interest	14
Fixed charges	261
Equity income, net of distributions	(25)
Total earnings, as defined	$5,183

Fixed Charges:
Rents(a)	$35
Interest and other financial charges	226
261
Capitalized interest	15
Total fixed charges	$276

Ratio of Earnings to Fixed Charges	18.78

(a)	Denotes the equivalent of an appropriate portion of rentals representative of the interest factor on all rentals other than for capitalized leases.
33